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                                                              EXHIBIT 99.(a)(7)
For Immediate Release



                   Times Mirror To Commence Tender Offer For
                    Its Conversion Preferred Stock, Series B


     LOS ANGELES, CALIFORNIA, November 28, 1995 -- Times Mirror announced today that it will commence a Dutch Auction tender offer to purchase for cash up to 3,250,000 shares of its issued and outstanding Conversion Preferred Stock, Series B, $1.00 par value (Series B Preferred Stock). The tender offer begins tomorrow, Wednesday, November 29, and will expire, unless extended, at 12:00 midnight (Eastern time) on December 27, 1995.

     Terms of the Dutch Auction tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal pursuant to which the offer is being made, include a purchase price not greater than $26.50 nor less than $25.00 per share, net to the seller in cash, without interest thereon.

     In a Dutch Auction, the Company sets a price range, and holders have an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer, the Company will determine a single per share price to be paid for each share purchased, taking into consideration the number of shares tendered and the prices specified by tendering shareholders. If the tender offer is oversubscribed, only shares validly tendered at or below the purchase price determined by the company will be eligible for proration. The Company reserves the right to purchase more than 3,250,000 shares pursuant to the tender offer, but does not currently plan to do so. The tender offer is not conditioned on any minimum number of shares being tendered.

     The Offer to Purchase, Letter of Transmittal and related documents will be mailed to shareholders of record of Series B Preferred Stock and will also be made available for distribution to beneficial owners of Series B Preferred Stock.

     On November 28, 1995, the last full New York Stock Exchange trading day prior to the commencement of the tender offer, the closing price the Series B Preferred Stock was $24.625 per share. Series B Preferred Stock pays an annual dividend of $1.374 per share. Initially, 16,561,178 shares of Series B Preferred Stock were issued in an exchange offer completed in March 1995.

     The pending tender offer is consistent with the Company's plans, announced in the third quarter of 1995, to repurchase shares of both its common and Series B Preferred Stock. As of November 27, 1995, the Company had repurchased approximately 5,304,000 shares of Series B Preferred Stock and there were 11,257,177 shares outstanding. The Company is offering to purchase approximately 29 percent of the outstanding Series B Preferred Stock.





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     The dealer managers for the tender offer are Goldman, Sachs & Co. and the information agent is D.F. King & Co., Inc. Shareholders may obtain further information by calling D.F. King & Co. at (800) 848-3094.

     Times Mirror (TMC--New York and Pacific stock exchanges), a Los Angeles-based information company, publishes the Los Angeles Times, Newsday, The Baltimore Sun, The Hartford Courant, The Morning Call, The (Stamford) Advocate and Greenwich Time. The Company also publishes professional information through its companies Matthew Bender, Jeppesen Sanderson, Mosby-Year Book, and publishes other educational products and information for professional markets and national and trade magazines.


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
Press Information:                                 Investor Information:
Martha H. Goldstein                                Jean M. Jarvis
(213) 237-3727                                     (213) 237-3935